Exhibit 3.1

Revised Article III – Section 5 to the bylaws of Epic Energy Resources, Inc.

“Section 5. Notices:

Notice of the date, time and place of any special meeting shall be given to each director at least one business day, which will be not less than a 24-hour period, prior to the meeting by written notice by electronic mail, by facsimile, by personal delivery, or by any combination thereof as to different directors.  If notice is given by electronic mail, such notice shall be deemed to be given and to be effective when sent.  If a director has designated in writing one or more reasonable addresses or facsimile numbers for delivery of notice to him, notice sent by personal delivery, electronic mail or other form of wire or wireless communication shall not be deemed to have been given or to be effective unless sent to such addresses or facsimile numbers, as the case may be.

A director may waive notice of a meeting before or after the time and date of the meeting by a writing signed by such director.  Such waiver shall be delivered to the secretary for filing with the corporate records, but such delivery and filing shall not be conditions to the effectiveness of the waiver.  Further, a director's attendance at or participation in a meeting waives any required notice to him of the meeting unless at the beginning of the meeting, or promptly upon the director’s later arrival, the director objects to holding the meeting or transacting business at the meeting because of lack of notice or defective notice and does not thereafter vote for or assent to action taken at the meeting.  Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the board of directors need be specified in the notice or waiver of notice of such meeting.”